MILBANK, TWEED, HADLEY & McCLOY LLP 1 CHASE MANHATTAN PLAZA

LOS ANGELES 213-892-4000 FAX: 213-629-5063	NEW YORK, NY 10005	BEIJING 8610-5969-2700 FAX: 8610-5969-2707

WASHINGTON, D.C. 202-835-7500 FAX: 202-835-7586	212-530-5000 FAX: 212-530-5219	HONG KONG 852-2971-4888 FAX: 852-2840-0792

LONDON 44-20-7615-3000 FAX: 44-20-7615-3100		SINGAPORE 65-6428-2400 FAX: 65-6428-2500

FRANKFURT 49-(0)69-71914-3400 FAX: 49-(0)69-71914-3500		TOKYO 813-5410-2801 FAX: 813-5410-2891

MUNICH 49-89-25559-3600 FAX: 49-89-25559-3700		SÃO PAULO 55-11-3927-7700 FAX: 55-11-3927-7777

July 12, 2013

Jonathan Wiggins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Resorts International
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 001-10362

Dear Mr. Wiggins:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated June 28, 2013. The Commission’s letter set forth specific follow-up comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2012.

Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Milbank, Tweed, Hadley & McCloy LLP

Form 10-K for the Fiscal Year Ended December 31, 2012

Securities and Derivative Litigation, page 31

1. We note your disclosure of certain securities and derivative litigation. Please tell us how you determined it was appropriate to exclude these lawsuits from your financial statement footnote disclosure in Note 11 – Commitments and Contingencies, and tell us if you believe it is at least reasonably possible that a loss or an additional loss may be incurred. Refer to ASC 450-20-50.

The Company disclosed the lawsuits under “Legal proceedings” in accordance with the guidance in Item 103 of Regulation S-K. The Company does not believe additional disclosures are required. To the best of the Company’s knowledge, information and belief based on the information and facts known to date and considering the applicable law, the Company believes that an unfavorable outcome in these cases is not reasonably possible. Therefore, in accordance with the guidance outlined in ASC 450-20-50, the Company did not include such disclosures in the footnotes to its financial statements. The Company continues to monitor the status of these lawsuits and the related disclosure requirements.

Note 11 – Commitments and Contingencies, page 118

2. We note your disclosure that Perini seeks compensatory damages, punitive damages, attorneys’ fees, and costs, but note that your related disclosure regarding the probability or possibility of a loss is limited to Perini’s punitive damages claim. Please expand your disclosure in future filings to provide an estimate of the entire possible loss or range of loss related to the Perini litigation or a statement that such an estimate cannot be made.

The Company will expand its disclosure in its Form 10-Q for the quarter ended June 30, 2013, to include an estimate of the total reasonably possible liability related to the Perini litigation.

Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo John M. McManus Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:

•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood
Robert C. Selwood
Executive Vice President – Chief Accounting Officer